Cancer Prevention Pharmaceuticals, Inc.

1760 East River Road, Suite 250
Tucson, AZ 85718

November 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Cancer Prevention Pharmaceuticals, Inc. – Registration Statement on Form S-1 (Registration No. 333-208718)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cancer Prevention Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-208718), together with all exhibits thereto, initially filed on December 23, 2015, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that the Registration Statement has not been declared effective and no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Christopher Richied, Chief Financial Officer of the Company, at the above-mentioned address, facsimile number (520) 232-2191, with a copy to Leslie Marlow, Gracin & Marlow, LLP, The Chrysler Building, 26th Floor, 405 Lexington Avenue, New York, New York, 10174, facsimile number (212) 208-4657.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions or need additional information, please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Patrick Egan at (914) 557-5574.

Sincerely, Cancer Prevention Pharmaceuticals, Inc.

/s/ Jeffrey Jacob
Jeffrey Jacob Chief Executive Officer